Exhibit 3.29

CERTIFICATE OF INCORPORATION

OF

YRC INTERNATIONAL INVESTMENTS, INC.

1.	The name of the corporation is YRC International Investments, Inc. (the “Corporation”).

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3.	The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware.

4.	The total number of shares of stock which the Corporation shall have authority to issue is ten thousand (10,000) shares designated as common stock, and the par value of each of such shares is $1.00.

5.	The name and mailing address of the incorporator is:

Name	Address

Brenda Landry	Yellow Roadway Corporation 10990 Roe Avenue Overland Park, KS 66211

6.	The business and affairs of the Corporation shall be managed by the Board of Directors.

7.	The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

8.	Elections of directors need not be by written ballot unless the bylaws of the Corporation so provide. Meetings of stockholders may be held within or without the State of Delaware, as the bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the General Corporation Law of the State of Delaware) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Corporation.

9.	A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended.

YRC International Investments, Inc. Certificate of Incorporation March 2004	1

10.	The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of the General Corporation Law of the State of Delaware.

11.	The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the General Corporation Law of the State of Delaware, as the same may be amended from time to time, and all rights conferred upon stockholders, directors and officers, if any, are subject to this reservation.

12.	The Corporation is to have perpetual existence.

IN WITNESS WHEREOF, I have hereunto signed my name this 12th day of March, 2004.

/s/ Brenda Landry
Brenda Landry

YRC International Investments, Inc. Certificate of Incorporation March 2004	2